July 2, 2021

Via EDGAR and Federal Express

Matthew Derby, Esq.

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	Argo Blockchain plc Confidential Submission No.2 to Draft Registration Statement on Form F-1 Submitted on May 20, 2021 CIK No. 0001841675

Dear Mr. Derby:

On behalf of Argo Blockchain plc (the “Company”), we hereby submit this letter in response to comments from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the draft Registration Statement, as set forth in the Staff’s letter dated June 21, 2021. Concurrently with this letter, we are confidentially submitting with the Commission an amended draft Registration Statement on Form F-1 (the “Registration Statement”). For the Staff’s reference, we are also providing to the Staff a copy of this letter as well as both a clean copy of the Registration Statement and a copy marked to show all changes from the Company’s Form F-1 confidentially submitted with the Commission on May 20, 2021.

In this letter, we have recited the comments from the Staff in bold type. The responses follow each comment and, where applicable, include page references to the Registration Statement indicating where disclosure has been added in response to the Staff’s comment.

Draft Registration Statement on Form F-1 submitted May 20, 2021

Prospectus Summary, page 1

1.	You disclose that your fleet of mining machines can generate more than 1,075 petahash per second. Please revise to indicate the portion of this capacity that is housed in your owned facilities versus hosted facilities as you disclose on page 69. This additional information will provide context to the disclosure noted here regarding the megawatts represented or used at the two types of facilities.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Response: The Company has revised the Registration Statement on pages 1 and 68 to respond to the Staff’s comment.

2.	You describe yourself as the “a leading blockchain technology company focused on largescale mining of Bitcoin and other cryptocurrencies.” Please provide the basis for your characterization of your Bitcoin mining operations. For example, it is not clear whether you are basing this on objective criteria such as market share based on revenues or number of Bitcoin mined or hash power.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the basis of its “leading” characterization includes both qualitative and quantitative factors and is not limited to a consideration of its Bitcoin mining.

On a quantitative basis, the Company’s current total hashrate is 1,075 PH/s. The Company’s current total hashrate places it in the top 5 of miners that report such data and the Company’s plans to expand operations will increase its total hashrate to an estimated 1,680 PH/s by October 2021, which would place it ahead of todays combined average hashrate for all other publicly traded miners of approximately 1,500 PH/s.

On a qualitative basis, the Company has played a leading role in the development of environmentally responsible approaches to cryptocurrency mining in an industry that has historically depended on the consumption of high volumes of energy, principally from fossil fuels. From inception, the Company has concentrated its mining operations in areas with plentiful renewable energy resources to support its operations, and its new mining facility in Texas is purposefully located directly adjacent to a strategic electrical switching station to take advantage of the significant amount of renewable wind energy available in that area, with which the Company will soon negotiate its power offtake arrangements to support its future operations. Furthermore, the Company recently announced the launch of the first green mining pool powered exclusively by clean power and is a founding member of the Bitcoin Mining Council. The Company believes that a sustainable future for the blockchain industry requires such forward thinking with regard to the industry’s environmental footprint, and is leading the industry both in its daily operations and strategies and its efforts to establish normative environmental principles for the industry as a whole.

The foregoing factors considered together provide the basis for the Company’s characterization of its business as a “leading” blockchain technology company.

3.	We note your disclosure that you are planning to invest in the wider cryptocurrency and blockchain sectors. Please tell us whether your strategy includes participation in Initial Coin Offerings, conducting an Initial Coin Offering, or operating as an exchange. As part of your discussion, please disclose whether you have a policy for evaluating the digital assets in your portfolio or those that you may acquire, in terms of whether they may constitute a security.

Response: The Company respectfully informs the Staff that it has no current plans to participate in or conduct an Initial Coin Offering or to operate as an exchange.

As noted in the Registration Statement, the Company intends to explore investments in strategic initiatives in software and other technologies in the wider cryptocurrency and blockchain sectors. Such initiatives may support or complement our cryptocurrency mining business, or diversify our revenue streams.

As the Company continues to explore strategic opportunities, it may from time to time consider purchasing digital assets or investing in digital asset projects. Prior to purchasing digital assets or investing in digital asset projects, the Company will undertake to analyze each asset that it holds or proposes to hold to determine whether it would likely be considered a security under federal securities laws, in consultation with outside counsel, as applicable. Such analysis will be based on relevant case law, applying the frameworks established by the U.S. Supreme Court in SEC v. W.J. Howey Co., 328 U.S. 293 (1946) (Howey) and Reves v. Ernst & Young, 494 U.S. 56 (1990), and taking into consideration relevant guidance by the Staff, including, among other things, Framework for “Investment Contract” Analysis of Digital Assets” (available at https://sec.gov/corpfin/framework-investment-contract-analysis-digital-assets) and no-action letters issued by the Staff. Prior to any such investment, the Company would undertake customary due diligence regarding the digital asset, digital asset project, or relevant issuer in order to gather facts necessary to make such a determination, including, but not limited to, any legal opinion provided by the issuer and any correspondence between the issuer and the Commission.

Our Strategy, page 2

4.	We note that you intend to invest heavily in vertical integration. Please revise to clarify what vertical integration represents in this context.

Response: The Company has revised the Registration Statement on pages 1, 2, 69, 79, 81 and 83 to respond to the Staff’s comment.

Risks Associated with Our Business, page 2

5.	We note that the deposit agreement contains both a jury trial waiver provision and an exclusive forum provision. Please include disclosure regarding those provisions in your summary risk factors.

Response: The Company has revised the Registration Statement on page 3 to respond to the Staff’s comment.

Summary Historical Consolidated Financial and Other Data, page 9

6.	Revise to reconcile your Non-IFRS EBITDA measure to the most directly comparable IFRS measure of net income. Refer to Question 103.02 of the Non-GAAP Compliance Disclosure Interpretations.

Response: The Company has revised the Registration Statement on pages 9-10 to respond to the Staff’s comment.

Management's Discussion and Analysis of Financial Condition and Operating Performance Factors Affecting Our Performance, page 70

7.	We note your disclosures regarding reward rates for cryptocurrencies, which are subject to adjustments at predetermined intervals, such as halving the reward rates for Bitcoin. Please expand this disclosure to include the current Bitcoin currency reward rate as well as the previous rate, as noted on page 32, to add context to this discussion.

Response: The Company has revised the Registration Statement on page 70 to respond to the Staff’s comment.

Cost and Source of Power, page 71

8.	You disclose that you “expect to obtain more than 90% of our power requirements from reliable renewable power sources at less than the current cost of fossil fuel energies in other locations.” Please revise to clarify why you believe the cost of power from renewable resources will be lower than from fossil fuels and whether you have any agreements for the supply of power to your Helios mining facility.

Response: The Company has revised the Registration Statement on pages 71 and 81 to respond to the Staff’s comment.

Key Indicators of Performance and Financial Condition, page 71

9.	Your measures of Bitcoin and Bitcoin equivalent mining margin and Average Direct Cost per Bitcoin appear to be Non-IFRS measures that exclude normal, recurring, operating expenses included in gross profit on the statement of comprehensive income, such as depreciation of mining equipment, change in fair value of digital currencies and realized loss on the sale of digital currencies. Please tell us how you considered whether the exclusion of such adjustments creates a tailored accounting principal and revise your disclosures as necessary. Refer to Question 100.04 of the Non-GAAP C&DIs.

Response: The Company respectfully advises the Staff that it has reviewed Regulation G and Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures and believes its revised disclosure, on pages 9-10 and 72, complies with both Regulation G and Question 100.04, and does not comprise a “tailored financial measure” as an alternative to IFRS reporting requirements.

The Company’s management presents these measures because they are important metrics that management employs in monitoring and decision-making regarding the Group’s (as defined in the Registration Statement) operations.  Specifically, Bitcoin and Bitcoin Equivalent Mining Margin, which management acknowledges is a non-IFRS measure, allows management to monitor the marginal cash cost of mining additional cryptocurrency, as well as the yield on that expense.  Similarly, Average Direct Cost per Bitcoin or Bitcoin Equivalent is a key performance indicator derived from the same data as Bitcoin and Bitcoin Equivalent Mining Margin, and provides management an alternative view on the marginal cash cost of cryptocurrency mining, normalized for fluctuations in the value of cryptocurrency.  Management uses these measures in determining resource allocations between mining operations, capital expenditures and other investments in the business.  Management further respectfully submits that it regularly discloses these measures to its investors on the London Stock Exchange, and has received feedback that these investors find the information useful in evaluating the Company’s operating results.  Management does not intend these measures to be a replacement for the Group’s consolidated statement of comprehensive income prepared in accordance with IFRS. Further, management acknowledges that the exclusion of non-cash depreciation of mining equipment expense related to cryptocurrency mining does not present the entire cost of its revenue, and that the excluded change in fair value of digital currencies and realized loss on the sale of digital currencies data convey important information regarding the variability in value of the rewards earned in mining.  Management respectfully notes that it has included additional disclosure on pages 9-10 and 72 to highlight these limitations of this non-IFRS measure and key performance indicator.

In response to the Staff’s comment, the Company has revised the Registration Statement to present Bitcoin and Bitcoin Equivalent Mining Margin and Average Direct Cost Per Bitcoin or Bitcoin Equivalent Mined on a less prominent basis compared to the respective IFRS measures, and also to provide a full reconciliation of the Bitcoin and Bitcoin Equivalent Mining Margin to the most directly comparable financial measures calculated and presented in accordance with IFRS. These items are disclosed in satisfaction of Rule 100(a) of Regulation G.

Rule 100(b) of Regulation G prohibits the presentation of any non-IFRS financial measure that, taken together with the information accompanying that measure and any other accompanying discussion of that measure, contains an untrue statement of a material fact or omits to state a material fact necessary in order to make the presentation of the non-IFRS financial measure, in light of the circumstances under which it is presented, not misleading.  In regard to Question 100.4, these non-IFRS financial measures do not accelerate the timing of recognition of revenue or distribution expenses. These non-IFRS measures represent the simple subtraction and addition of financial statement line items on the Group’s consolidated statement of comprehensive income. Based on the foregoing, management does not view these non-IFRS financial measures as individually tailored recognition or measurement methods, and does not believe these measures contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the presentation of these measures, in light of the circumstances under which it is presented, not misleading.

10.	Notwithstanding the comment above, please revise to label these measures as Non-IFRS, include a discussion of why management believes these measures are useful and provide a reconciliation of the calculation for these measures to the most directly comparable IFRS measure. For example, you should present IFRS gross profit and the related IFRS mining margin and reconcile to non-IFRS gross profit and the related non-IFRS mining margin. Also, ensure you present the IFRS measures with greater prominence throughout the filing. Refer to Item 10(e)(1)(i) of Regulation S-K and Question 102.10 of the Non-GAAP C&DIs.

Response: The Company has revised the Registration Statement on pages 9-10 and 72 to respond to the Staff’s comment.

11.	We note that you use Bitcoin Equivalents as a key indicator. Please revise to clarify the percentage of revenue attributable to mining coins other than Bitcoin such as ZCash or other equihash based proof-of-work coins. In this regard, we note that rewards earned through the Luxor mining pool are converted to Bitcoin, but it is unclear whether you mine other coins for your own account.

Response: The Company has revised the Registration Statement on page 72 to respond to the Staff’s comment.

Results of Operations, page 74

12.	Please revise to include a discussion of the material factors that contributed to the difference in your effective income tax rate and the statutory income tax rate in each period presented. Also, clarify whether you expect such factors to have a continuing impact on your effective tax rate, or to the extent the current rate may not be indicative of future effective tax rates, revise to discuss the potential impact any shift in such rates may have on your future results of operations. Refer to Item 5.A of Form 20-F Section III.B.3 of SEC Release 33-8350.

Response: The Company has revised the Registration Statement on pages 74 and 75 to respond to the Staff’s comment.

Liquidity and Capital Resources, page 75

13.	You disclose you have financed your operations primarily through cash generated by sales of cryptocurrencies and sales of equity securities and that your primary sources of liquidity include cryptocurrencies held in treasury. Please revise to incorporate your disclosure included elsewhere regarding your business strategy in selling portions of cryptocurrencies mined in exchange for fiat currency to fund your operating expenses. Please discuss the average period between receipt of cryptocurrency and the subsequent conversion to cash and discuss any risks to your liquidity caused by volatility in cryptocurrency pricing.

Response: The Company has revised the Registration Statement on page 76 to respond to the Staff’s comment.

14.	You state that you expect significantly higher capital expenditures in 2021 as you execute your capital integration strategy. Please revise here to disclose the amount paid to purchase the 160 acres of land in Texas in March 2021 and the estimated range of expenditures you expect to incur in fiscal 2021 to build your mining facility. Refer to Item 5.B.3 and 5.D of Form 20-F.

Response: The Company has revised the Registration statement on page 76 to respond to the Staff’s comment.

Mining Equipment and Supplies, page 81

15.	We note your disclosure that your average failure is typically 4-5%, with the average being 29% during 2020. We further note your disclosure on page 31 that your S17 fleet had a 38% failure rate. Please revise to provide a more detailed discussion of the failure rate for each type of ASIC miner, whether failure renders the machine completely inoperable, and reconcile the disclosure relating to failure rates among your machines. In addition, include a discussion of any applicable warranties on the ASIC miners you acquire.

Response: The Company has revised the Registration Statement on page 82 in response to the Staff’s comment in part.

The Company respectfully acknowledges the Staff’s request to include “a more detailed discussion of the failure rate for each type of ASIC miner.” The Antminer 17 series, or more specifically the Antminer T17, mining machines represent a failure rate outlier for our fleet. The high failure rate experienced by the Antminer 17 series mining machines has become common knowledge across the industry as other Bitcoin miners have reported technical issues with these machines, citing a 20% to 30% failure rate. The higher failure rate for this series is primarily due to manufacturing defects that caused overheating of the machines. The rest of our fleet of mining machines continues to experience failure rates that are within the disclosed range of 4-5%. As such, disclosing the failure rates between each type of machine would not provide meaningful disclosure for investors.

16.	We note that you entered into an agreement to acquire ePIC mining machines for delivery in the fourth quarter as well as a lease agreement with Celsius Network for the leasing of 4,500 Bitmain S19 and S-19 Pro miners. Please revise to provide the material terms of those agreements including the consideration paid and any termination provisions. Define “next generation mining machines.” To the extent known, provide a discussion regarding the efficiency of the ePIC mining machines. Finally, file the agreements as exhibits. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company has revised the Registration Statement on pages 82, 90 and 91 to respond to the Staff’s comment. Additionally, the Company will file redacted versions of the ePIC Supply and Collaboration Agreement, the Celsius Master Lease Agreement and the Celsius Specific Lease Agreement (together, the "Celsius Agreements") as exhibits 10.5, 10.6 and 10.7 by amendment to the Registration Statement at a later date.

Furthermore, the Company defines “next generation mining machines” as technology expected to exceed current technological capabilities today. The Company believes that the Amnesia mining machines purchased pursuant to the ePIC Supply and Collaboration Agreement are the latest available technology in ASIC-based cryptocurrency mining as of the present and will provide the Company with the leading mining capabilities for a top ten (by market capitalization) alternative to Bitcoin once the machines are delivered and used. Given the novelty of the Amnesia mining machines, the efficacy of the machines are not yet known as they have not been received and will not be used until some later date in the future.

Principal Shareholders, page 102

17.	Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the common stock held by BLOK ETF (Toroso Asset Management). Refer to Item 403 of Regulation S-K.

Response: The Company has revised the Registration Statement on page 104 in response to the Staff’s comment, reflecting disclosure requests made to Toroso Asset Management pursuant to Section 793 of the UK Companies Act 2006. This revised disclosure represents all the information known to the Company and which the Company can ascertain from public filings, consistent with the disclosure obligations of Item 7.A. of Form 20-F.

Report of Independent Registered Public Accounting Firm, page F-2

18.	Please revise to include the date of this report. Refer to Item 2.02(a) of Regulation S-X and AS 3101.10d.

Response: The Company has revised the Registration Statement on page F-2 to respond to the Staff’s comment.

Notes to the Financial Statements

Note 3. Significant Accounting Policies

Revenue Recognition, page F-10

19.	We note that your direct costs include fees paid to mining pool operators. Please explain further why you pay a fee to the mining pool operator. In this regard, tell us what this consideration represents and how that coincides with your indication that the mining pool operators are your customer. Also, tell us your basis for recording these fees as cost of revenue and not a reduction of the transaction price. Provide the specific guidance in IFRS 15 you relied upon and include a detailed analysis of how you applied such guidance. In your response, tell us the amount of such fees included in cost of revenue for each period presented.

Response: The Company respectfully advises the Staff that the mining pool fee has in fact been recorded as a reduction of revenue, and not as a cost of revenue. The Company believes that the mining pool fee meets the definition of consideration payable to a customer (or, in this case, facilitator). Digital asset awards from the mining pool operator are remitted to the pool participants’ wallets net of the operator fees and this reduction is therefore reflected in the quantity of digital assets received. The mining pool fee represents approximately 0.2% of the rewards and therefore are immaterial to the reward earned. In accordance with IFRS 15, paragraph 70, the fees paid to pool operators are not for a distinct service. Similar to the accounting treatment of transaction fees, which are directly deducted from digital asset awards as well, mining pool fees are recorded as a reduction to the transaction price based on the quantity and fair value of the awards actually received by the pooling group and are not included as a separate cost line item within cost of revenue. In light of the Staff’s comment, the Company has revised its description of direct costs on page 73.

The Company further advises the Staff that the transaction fees referenced on page F-10 are distinct from mining pool operator fees discussed above. Transaction fees are paid to pool participants, including the Company, by the pool operator as partial consideration for delivery of mining capacity to the pool. As such, the Company includes transaction fees in its revenue but, as noted on page F-10, does not disaggregate them from the block reward as both are paid in the form of cryptocurrency.

Digital Currencies, page F-11

20.	Please revise to clarify whether you hold digital currencies for sale in the ordinary course of business and whether you buy or sell digital currencies for others or on your own account. In addition, disclose whether your digital assets are acquired for the purpose of selling in the near future and generating a profit from fluctuations in price.

Response: The Company has revised the Registration Statement on page F-11 to respond to the Staff’s comment.

21.	You state on page 71 that you hold Bitcoin in treasury for the long-term. Please clarify for us what is meant by long-term and explain how this statement is consistent with your response to the above comment as well as to your disclosures elsewhere that seem to imply you hold digital assets for sale in the ordinary course of business.

Response: The Company has revised the Registration Statement on pages 1, 69, 72, 79 and 84 to respond to the Staff’s comment.

Financial Instruments, page F-16

22.	You state that you enter into forward, option and swap contracts to reduce exposure to mining difficulty movements and crypto asset price risk. Please revise to clarify whether any of these contracts you describe were outstanding during or as of the end of the periods presented, and if so, where they are recorded. Also, ensure that you disclosures comply with IFRS 7, as applicable.

Response: The Company has revised the Registration Statement on page F-16 to respond to the Staff’s comment. The Company respectfully advises the staff that the Group had no forward, option or swap contracts outstanding at the end of the periods presented. Thus, there are no financial derivative assets or liabilities in the statement of financial position.

Note 23. Taxation, page F-28

23.	Revise to disclose each type of deferred tax asset and liability or clarify that the loss carryforward is the only temporary difference. Refer to IAS 12, paragraph 81(g).

Response: The Company respectfully advises the staff that the Company’s unutilized loss carried forward is the only material temporary difference requiring disclosure.

Note 27. Post Balance Sheet Events, page F-29

24.	You disclose that you signed a share purchase agreement with GPUone to purchase two data centers in Quebec and that the acquisition closed on May 13, 2021. Please revise to disclose the total consideration of this acquisition, including the portion that came from your existing deposits with GPUone and the amount of cash consideration. Refer to IAS 10, paragraph 21(b).

Response: The Company has revised the Registration Statement on page F-29 to respond to the Staff’s comment.

25.	You refer here to a significant equity holding in Pluto Digital Assets (Pluto). Please revise to disclose the amount of such investment and the ownership interest in Pluto following this transaction. Also, tell us whether you consider this to be a related party transaction pursuant to IAS 24 and if so, revise to indicate as such. In this regard, we note your CEO, Mr. Wall, is also a director in Pluto.

Response: The Company has revised the Registration Statement on page F-29 to respond to the Staff’s comment.

In February 2021, the Company purchased 35,450,00 ordinary shares of Pluto Digital Assets PLC (“Pluto”), together with warrants to purchase an additional 35,450,00 ordinary shares, for a total consideration of £1,063,500. In March 2021, the Company purchased 121,666,666 ordinary shares of Pluto, together with warrants to purchase an additional 121,666,666 ordinary shares, for a total consideration of £7,300,000. As a result of these investments, the Company currently has a 24.65% shareholding in Pluto. The Company is not required to make any further payments to, or investments in, Pluto.

The Company does not believe this is a related party transaction pursuant to IAS 24 because, although the Company has a 24.65% shareholding in Pluto, it does not currently exert significant influence over Pluto and does not have control over the operating and financing decisions of Pluto. Additionally, the Company’s investment in Pluto entitles it to nominate one director to the Pluto Board of Directors. Although Peter Wall is currently the Company’s representative on the Pluto Board of Directors, the Company may change this nomination at any time.

26.	Please revise your disclosures with respect to your acquisition of a hosting facility project in West Texas to further describe the transaction, noting the parties involved and the form(s) and amount of consideration paid. Also, to the extent this transaction is the same as the DPN LLC acquisition discussed elsewhere, tell us how you determined whether this was the acquisition of a business and your consideration financial information is required pursuant to Rule 3-05 and Article 11 of Regulation S-X. Refer to Article 11-01(d) of Regulation S-X and Item 4.b of Form F-1.

Response: The Company has revised the Registration Statement on pages 76, 83, 91 and F-29 to respond to the Staff’s comment.

The disclosure on the acquisition of land in Texas in Note 27, Post Balance Sheet Events, has been amended to clarify that it relates to the same DPN Agreement and Plan of Merger disclosed elsewhere in the Registration Statement. DPN LLC was not an operating company, had no revenue producing activity and its sole asset was the 160 acres of land described in the Registration Statement; as such, it had no continuity of operations to which the Company succeeded. DPN LLC had no facilities, employee base, distribution system, sales force, customer base, operating rights, production techniques or trade names. The Company respectfully submits that the merger did not constitute an acquisition of a business, but rather constituted an acquisition of an asset, for purposes of Rule 3-05 and Article 11 of Regulation S-X and that disclosure of DPN LLC’s prior financial information is not material to an understanding of the Company’s future operations.

Recent Sales of Unregistered Securities, page II-1

27.	We note that the Company has issued ordinary shares to various third parties over the past several years. Please revise to name the persons or identify the class of buyers to whom the securities were sold. For guidance, please refer to Item 7 of Form F-1 and Item 701 of Regulation S-K.

Response: The Company has revised the Registration Statement on pages II-1–II-3 to respond to the Staff’s comment.

General

28.	We note your strategy includes diversifying your sources of revenue and value creation by investing in “adjacent cryptocurrency and blockchain technology initiatives, including decentralized finance (‘DeFi’).” Please clarify the nature and extent of your investments in these initiatives, including your “significant equity holding” in Pluto Digital Assets PLC, and discuss, if material, any known trends and uncertainties related to your diversification strategy that are reasonably likely to have an effect on your financial condition or results of operations. Refer to Item 5.D of Form 20-F. Also, please explain whether and how you are addressing any risks and challenges arising from these investments in terms of compliance with the U.S. securities laws, particularly the Investment Company Act of 1940.

Finally, please disclose, if true, that one of the principal purposes of this offering is to obtain capital for further investment in DeFi projects and other initiatives. In this regard, we note the reference to “other incremental growth” in your discussion of the use of proceeds from this offering, as well as the disclosure that you recently raised significant funds in two separate offerings for the purpose of, among other things, investment in “blockchain/fintech ventures,” including Pluto Digital Assets PLC.

Response: The Company respectfully advises the Staff that it has the following investments in “adjacent cryptocurrency and blockchain technology initiatives, including decentralized finance (“DeFi”)”: (1) the Company purchased the right to receive shares of capital stock of Luxor Technology Corporation, a hashrate management platform, for total consideration of $100,000; (2) in February and March 2021, the Company made the investments set out in its response to the Staff’s comment 25; and (3) in June 2021, the Company purchased 250,000 shares of common stock of WonderFi Technologies Inc. (formerly DeFi Ventures Inc.) for total consideration of C$ 250,000 (£146,000), in connection with an aggregate C$ 16.4 million financing by WonderFi. In connection with this investment, Peter Wall was appointed as an unpaid advisor to WonderFi.

The Company believes that its investment in Pluto Digital Assets PLC (“Pluto”) is immaterial in relation to its total assets and its current principal business of mining cryptocurrency. To clarify, the reference to “significant equity holding” refers to the Company’s 24.65% shareholding relative to Pluto’s overall ownership and not to its significance to the Group’s financial condition or business operations. Nonetheless, the Company has disclosed risks related to its current and potential investments in DeFi technologies – see “If the DeFi or decentralized technologies projects in which we are invested suffer from errors or attacks, or become subject to regulatory oversight or enforcement action, our investments could be negatively affected, which may have an adverse effect on our business.”

Moreover, the Company is not and does not hold itself out as being engaged primarily, or propose to engage primarily, in the business of investing, reinvesting or trading in securities. Further, the Company will monitor its activities, including the nature of its assets and sources of income, disclosures and public statements, to ensure that it (i) is not engaged or proposing to engage in the business of investing, reinvesting, owning or trading in securities, or (ii) does not own or propose to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of Government securities and cash items) on an unconsolidated basis, as set forth in Section 3(a)(1)(C) of the Investment Company Act of 1940, as amended (the “1940 Act”). The Company will seek to ensure that its investments that may be deemed to be “investment securities” would not require the Company to register as an investment company under the 1940 Act. As discussed in its response to Comment 3, the Company intends to analyze whether any purchase of digital assets or investment in a digital asset project (including a DeFi project) it holds or proposes to hold would likely be considered a security under federal securities laws.

The Company has revised the Registration Statement on pages 6 and 64 to respond to the Staff’s comment on its use of proceeds.

Should you wish to discuss the enclosed materials at any time, please do not hesitate to contact me at (650) 565-7000 or at mwellington@sidley.com or Nigel D.J. Wilson at +44 (20) 7360 3604 or at nigel.wilson@sidley.com.

Sincerely,

/s/ Martin A. Wellington
Martin A. Wellington

cc:	Larry Spirgel, Esq., Securities and Exchange Commission

Peter Wall, Argo Blockchain plc

Nigel D.J. Wilson, Sidley Austin LLP

Stelios G. Saffos, Latham & Watkins LLP

Miles P. Jennings, Latham & Watkins LLP

Scott W. Westhoff, Latham & Watkins LLP